UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Protection One, Inc.

(Name of Subject Company)

Protection Acquisition Sub, Inc.

(Offeror)

a wholly-owned indirect subsidiary of

Protection Holdings, LLC

(Parent of Offeror)

GTCR Fund IX/A, L.P.

GTCR Fund IX/B, L.P.

GTCR Golder Rauner II, L.L.C.

(Other Persons)

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

743663403

(CUSIP Number of Class of Securities)

Christian B. McGrath

GTCR Golder Rauner II, L.L.C.

300 N. LaSalle Street

Suite 5600

Chicago, IL 60654

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copy to:

Thomas H. Kennedy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000	Edward Sonnenschein, Esq. M. Adel Aslani-Far. Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Peter C. Krupp, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, IL 60606 (312) 407-0700	Bradley C. Faris, Esq. Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, IL 60606 (312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$474,782,205	$33,851.98

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $15.50 per share of common stock of Protection One, Inc., par value $0.01 per share, (“Shares”) by 30,631,110 Shares, which is the sum of (i) 25,435,221 Shares outstanding (including 100,000 restricted shares), (ii) 2,760,546 Shares authorized and reserved for issuance (including applicable options and non-plan options to purchase Shares, outstanding restricted share units, payable on a one-for-one basis, with respect to Shares, and outstanding warrants to purchase Shares) and (iii) 2,435,343 outstanding stock appreciation rights with respect to Shares.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$33,851.98	Filing Party:	Protection Acquisition Sub, Inc.

Form or Registration No.	Schedule TO	Date Filed	May 3, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1. (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 3, 2010 (which, together with this Amendment and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO is filed by (i) Protection Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly-owned indirect subsidiary of Protection Holdings, LLC, a Delaware limited liability company (“Parent”), and (ii) Parent, which is controlled by (i) GTCR Fund IX/A, L.P., a Delaware limited partnership (“Fund IX/A”); (ii) GTCR Fund IX/B, L.P., a Delaware limited partnership (“Fund IX/B”); (iii) GTCR Partners IX, L.P., a Delaware limited partnership (“Partners IX”), by virtue of it being the general partner of Fund IX/A and Fund IX/B; and (iv) GTCR Golder Rauner II, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of it being the general partner of Partners IX. This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Protection One, Inc., a Delaware corporation (“Protection One”), at a purchase price of $15.50 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 11. Additional Information.

(a)(5) Item 11 of this Schedule TO is hereby amended and supplemented as follows:

The information set forth in “Section 16. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by deleting the first sentence of the first paragraph under the heading “General” and by inserting the following paragraphs in its place:

“On May 6, 2010, Donald Rensch, a purported stockholder of Protection One, filed a complaint (the “Rensch Complaint”) on behalf of himself and as a putative class action on behalf of Protection One’s public stockholders against Purchaser, Parent, GTCR, Protection One, each member of the Protection One board of directors, Quadrangle Group LLC, Quadrangle, and Monarch Alternative Capital LP in the Court of Chancery of the State of Delaware. The complaint alleges, among other things, that the defendants breached fiduciary duties or aided and abetted the alleged breach of fiduciary duties in connection with the Offer and the Merger contemplated by the Merger Agreement and alleges that the disclosures contained in Protection One’s Schedule 14D-9 and the Offer to Purchase are materially misleading and omit material facts. The complaint does not state how many Shares are purportedly held by Donald Rensch. The complaint seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action, an order enjoining the transactions contemplated by the Merger Agreement, a declaration that the defendants have breached fiduciary duties, including in connection with the approval of certain incentive awards, award of damages to the plaintiff and other members of the class, and award of the plaintiff’s costs, including attorneys’ and experts’ fees. Purchaser, Parent and GTCR believe that the Rensch Complaint is wholly without merit and intend to defend the case vigorously. The foregoing summary of the Rensch Complaint does not purport to be complete and is qualified in its entirety by reference to the Rensch Complaint, which is filed as an Exhibit to the Schedule TO.

On May 10, 2010, Trading Strategies Fund, a purported stockholder of Protection One, filed a complaint (the “TSF Complaint”) on behalf of itself and as a putative class action on behalf of Protection One’s public stockholders, against GTCR Golder Rauner, LLC, Protection One, and each member of the Protection One board of directors in the district court of Douglas County, Kansas. The complaint alleges, among other things, that the defendants breached fiduciary duties or aided and abetted the alleged breach of fiduciary duties in connection with the Offer and the Merger contemplated by the Merger Agreement and alleges that the disclosures contained in Protection One’s Schedule 14D-9 are materially misleading and omit material facts. The complaint does not state how many Shares are purportedly held by Trading Strategies Fund. The complaint seeks, among other things, a judgment determining that the action brought by the complaint is properly maintainable as a class action, a declaration that the defendants have breached fiduciary duties or aided and abetted in the breach of fiduciary duties, award of damages to the plaintiff and other members of the class, and award of the plaintiff’s costs, including attorneys’ and experts’ fees. GTCR Golder Rauner, LLC, an affiliate of GTCR, believes that the TSF Complaint is wholly without merit and intends to defend the case vigorously. The foregoing summary of the TSF Complaint does not purport to be complete and is qualified in its entirety by reference to the TSF Complaint, which is filed as an Exhibit to the Schedule TO.”

Item 12. Exhibits

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(5) Complaint filed in the Court of Chancery of the State of Delaware, captioned Donald Rensch v. Protection One, Inc., C.A. No. 5468-VCS (incorporated by reference to Exhibit (a)(10) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Protection One, Inc. with the Securities and Exchange Commission on May 11, 2010)

(a)(6) Complaint filed in the District Court of Douglas County, Kansas, captioned Trading Strategies Fund v. Peter R. Ezersky, et al., Case No. 10CV3333 (incorporated by reference to Exhibit (a)(11) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Protection One, Inc. with the Securities and Exchange Commission on May 11, 2010)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2010

Protection Acquisition Sub, Inc.

By:	/S/ CHRISTIAN B. MCGRATH
Name:	Christian B. McGrath
Title:	Treasurer and Secretary

Protection Holdings, LLC

By:	/S/ CHRISTIAN B. MCGRATH
Name:	Christian B. McGrath
Title:	Treasurer and Secretary

GTCR Fund IX/A, L.P.

By:	GTCR PARTNERS IX, L.P.
Its:	General Partner

By:	GTCR GOLDER RAUNER II, L.L.C
Its:	General Partner

By:	/S/ CHRISTIAN B. MCGRATH
Name:	Christian B. McGrath
Title:	General Counsel

GTCR Fund IX/B, L.P.

By:	GTCR PARTNERS IX, L.P.
Its:	General Partner

By:	GTCR GOLDER RAUNER II, L.L.C
Its:	General Partner

By:	/S/ CHRISTIAN B. MCGRATH
Name:	Christian B. McGrath
Title:	General Counsel

GTCR Golder Rauner II, L.L.C.

By:	/S/ CHRISTIAN B. MCGRATH
Name:	Christian B. McGrath
Title:	General Counsel

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 3, 2010*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Summary Advertisement as published in The Wall Street Journal on May 3, 2010

(a)(1)(F)	Press Release issued by GTCR Golder Rauner II, L.L.C. on April 26, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Protection Acquisition Sub, Inc. with the Securities and Exchange Commission on April 26, 2010)

(a)(1)(G)	Press Release issued by Protection One, Inc. on April 26, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)

(a)(5)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Donald Rensch v. Protection One, Inc., C.A. No. 5468-VCS (incorporated by reference to Exhibit (a)(10) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Protection One, Inc. with the Securities and Exchange Commission on May 11, 2010)

(a)(6)	Complaint filed in the District Court of Douglas County, Kansas, captioned Trading Strategies Fund v. Peter R. Ezersky, et al., Case No. 10CV3333 (incorporated by reference to Exhibit (a)(11) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Protection One, Inc. with the Securities and Exchange Commission on May 11, 2010)

(b)(1)	Senior Secured Facilities Commitment Letter, dated April 26, 2010, among Protection Acquisition Sub, Inc., J.P Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Barclays Bank PLC

(b)(2)	Senior Secured Notes Commitment Letter, dated April 26, 2010 between Protection Acquisition Sub, Inc. and TCW/Crescent Mezzanine Management V, LLC

(b)(3)	Equity Commitment Letter, dated April 26, 2010 between Protection Holdings, LLC and GTCR Fund IX/A, L.P.

(b)(4)	Guaranty dated as of April 26, 2010, by GTCR Fund IX/A, L.P. in favor of Protection One, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)

(d)(1)	Agreement and Plan of Merger, dated as of April 26, 2010, by and among Protection Holdings, LLC, Protection Acquisition Sub, Inc. and Protection One, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)

(d)(2)	Tender and Support Agreement, dated as of April 26, 2010, by and among POI Acquisition, L.L.C., Protection Holdings, LLC and Protection Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)

(d)(3)	Tender and Support Agreement, dated as of April 26, 2010, by and among Monarch Alternative Capital LP, Protection Holdings, LLC and Protection Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)

Exhibit No.	Description

(d)(4)	Confidentiality Agreement, dated as of January 25, 2010, between GTCR Golder Rauner II, L.L.C. and Company

(d)(5)	Exclusivity Agreement, dated April 22, 2010, between GTCR Golder Rauner LLC and Protection One, Inc.

(g)	Not applicable

(h)	Not applicable

*	Included in mailing to stockholders.